Filed pursuant to Rule 433
Registration Statement No. 333-130074

Amended Final Term Sheet to the Prospectus dated December 1, 2005 and the Prospectus Supplement dated December 1, 2005

EXCESS RETURN INDEX LINKED NOTE
 Linked to the Dow Jones-AIG Commodity Index

Amended Final Term Sheet: May 17, 2006
Principal on the note is not protected and you may lose up to all of your investment.

Final Terms

Issuer:	The Goldman Sachs Group, Inc.

Index:	The Dow Jones-AIG Commodity Index (DJ-AIG CI)

Index Sponsor:	Dow Jones

Issue Price:	100% of face amount

Face Amount:	$1,000 per each Note; $55 million in aggregate

Trade Date:	May 15, 2006

Original Issue Date
(Settlement Date):	May 30, 2006

Stated Maturity Date:
May 29, 2007, unless that day is not a business day, in which case the Stated Maturity Date will be the next following business day. If the fifth business day before the Stated Maturity Date is not the Determination Date, then the Stated Maturity Date will be the fifth business day after the Determination Date. If an Index End Early Event (as defined below) shall have occurred or an Early Redemption (as defined below) shall have been designated in accordance with the terms of the Note, the relevant maturity date shall be the Early Redemption Maturity Date (as defined below).

Base Rate:	(i) If the applicable Interest Period begins on the Settlement Date: the Initial Base Rate.

(ii) If the applicable Interest Period (1) does not begin on the Settlement Date and (2) does not end on the day before the Stated Maturity Date: three-month USD LIBOR, as it appears on Moneyline Telerate Page 3750 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the Interest Determination Date.

(iii) If the applicable Interest Period ends on the day before the Stated Maturity Date: a rate that the Calculation Agent will determine by interpolating between (1) the USD LIBOR of longest maturity that is less than or equal to the length of the applicable Interest Period, and (2) the USD LIBOR of shortest maturity that is greater than or equal to the length of

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Amended Final Term Sheet to the Prospectus dated December 1, 2005 and the Prospectus Supplement dated December 1, 2005 the applicable Interest Period, in both cases as they appear on Moneyline Telerate Page 3750 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the Interest Determination Date. For the avoidance of doubt, the Base Rate will not be re-evaluated even if the Stated Maturity Date is postponed due to a Market Disruption at the end of the Interest Period.

Initial Base Rate:
TBD% (equal to the three-month USD LIBOR, as it appears on Moneyline Telerate Page 3750 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the second London Banking Day prior to the Settlement Date)

Interest Determination Date:	The second London Banking Day prior to each Interest Reset Date.

Interest Period:	The period from (and including) the Settlement Date, or the last date to which interest has been paid or made available for payment, to (but excluding) the immediately following Interest Payment Date.

Spread:	-0.16%

Interest Factor:

	BASERATE + SPREAD 360	, subject to a minimum of 0.00%.

Accrued Interest Factor:	The sum of the Interest Factors calculated for each day during the applicable Interest Period.

Interest:	For each Interest Period, the interest payable to the holder on the Interest Payment Date immediately following the Interest Period will equal:

(i) If the Interest Period does not end on the day before the Early Redemption Maturity Date:

FACE AMOUNT * ACCRUED INTEREST FACTOR

(ii) If the Interest Period ends on the day before the Early Redemption Maturity Date:

FIDF * FACE AMOUNT * ACCRUED INTEREST FACTOR

Interest Reset Date:	August 30, 2006, November 30, 2006 and February 28, 2007; provided that if any such day is not a business day, then the Interest Reset Date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar month, in which case such Interest Reset Date will be the immediately preceding business day.

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Amended Final Term Sheet to the Prospectus dated December 1, 2005 and the Prospectus Supplement dated December 1, 2005

Interest Payment Date:	August 30, 2006, November 30, 2006, February 28, 2007 and the Stated Maturity Date; provided that any such day that is subsequent to the Early Redemption Maturity Date shall not be an Interest Payment Date, and the Early Redemption Maturity Date shall instead be the last Interest Payment Date; provided, further, that if any such day is not a business day, then the Interest Payment Date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar month, in which case such Interest Payment Date will be the immediately preceding business day.

Factor:	3.0

Amount Payable on the
Stated Maturity Date:	On the Stated Maturity Date, in addition to the interest payment, if any, you will receive an amount, if any, in cash equal to:

FACE AMOUNT + FINAL COMMODITY AMOUNT — FINAL FEE AMOUNT
but not less than 0

Final Commodity Amount:

	FACE AMOUNT * FACTOR *	(	FINAL INDEX LEVEL INITIAL INDEX LEVEL	-1)

Final Fee Amount:

	FACE AMOUNT * FACTOR * FEE *	FINAL FEE DAYS 365

If the Final Index Level is less than the Initial Index Level, the amount payable on the Stated Maturity Date will be less than the Face Amount and may be zero.

If an Early Redemption shall have been designated or an Index End Early Event shall have occurred in accordance with the terms of the Note, the amount payable on the resulting Early Redemption Maturity Date shall be determined as set forth in the relevant sections below.

Initial Index Level:	179.812

Final Index Level:	The closing level of the Index as determined on the Determination Date.

Annual Fee (“Fee”):	0.25% per annum (paid on an Actual/365 day basis)

Determination Date:	Five business days prior to May 29, 2007 provided, however, that if such day is not a Trading Day or if a market disruption occurs or is continuing on such date, then the Determination

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Date shall be the next Trading Day on which no market disruption occurs or is continuing provided, however, that in any event the Determination Date will be no later than May 29, 2007 (or, if such day is not a business day, the business day immediately following May 29, 2007), in which case the Calculation Agent shall make all required calculations in a manner described in the prospectus supplement.

Final Fee Days:	The total number of days from (but excluding) the Trade Date up to (and including) the Determination Date.

Index End Early Event:
If on any Trading Day prior to the fifth business day prior to May 29, 2007, the Index settles at or below 158.235 (88% of Initial Index Level) (the occurrence of such event herein referred to as an “Index End Early Event”), this Note shall automatically be redeemed in accordance with the methodology and formulae applicable upon an Early Redemption as set forth below. Upon occurrence of an Index End Early Event, notice will be given to the DTC in a manner described in the accompanying prospectus.

Notice of Early Redemption:
The holder has the option to redeem this Note (in whole only, if such holder owns the full outstanding Face Amount of the issuance) prior to the fifth business day prior to May 29, 2007 (an “Early Redemption”) for the amount set forth below. Notice of Early Redemption must be given on a business day, in writing, to the Trustee, the Calculation Agent and the Issuer in accordance with procedures to be specified in the prospectus supplement, it being understood that such notice may be provided by facsimile so long as a prompt written confirmation thereof is physically delivered in accordance with procedures to be specified in the prospectus supplement. Once given, the Notice of Early Redemption is irrevocable.

Amount Payable upon Early Redemption or Index
End Early Event:	On the Early Redemption Maturity Date, in addition to the interest payment, if any, you will receive an amount, if any, in cash equal to:

face amount + early commodity amount — early fee amount

but not less than 0.

OTHER TERMS AND DEFINITIONS

Market Disruption Provision:
In the event a Market Disruption has occurred on the day that would otherwise be the Determination Date, the Early Redemption Determination Date or the Index End Early Determination Date (each, a relevant determination date), then the relevant determination date will be postponed to next Trading Day on which no market disruption occurs or is continuing, provided, however, that in any event the relevant

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determination date will be no later than the fifth business day after the originally scheduled date. If a relevant determination date has been postponed as described in the immediately preceding sentence, the Final Index Level or the Early Index Level, as applicable, will be determined by the Calculation Agent as follows:

(i) With respect to each futures contract included in the Index which is not affected by the Market Disruption, the Final Index Level or the Early Index Level, as applicable, will be based on the official settlement price of such contract as published by the exchange on which it is traded (the “Settlement Price”) on the originally scheduled date.

(ii) With respect to each futures contract included in the Index which is affected by the Market Disruption, the Final Index Level or the Early Index Level, as applicable, will be based on the Settlement Price (defined below) of each such contract on the first Trading Day immediately following the originally scheduled date on which no Market Disruption is occurring with respect to such contract; unless such Market Disruption continues with respect to any such contract for more than five business days, in which event the price of each such contract to be used in calculating the Final Index Level or the Early Index Level, as applicable, shall be determined by the Calculation Agent on the fifth business day following the originally scheduled date.

(iii) The Calculation Agent shall determine the Final Index Level or the Early Index Level, as applicable, by reference to the Settlement Prices or other prices determined in clauses (i) and (ii), above, using the then-current method for calculating the Index.

Market Disruption:	Market Disruption means the occurrence on any date or any number of consecutive days of any one or more of the following circumstances:

(i) A material limitation, suspension, or disruption of trading in one or more futures contracts included in the Index which results in a failure by the exchange on which each applicable futures contact is traded to report a Settlement Price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(ii) The Settlement Price for any futures contract included in the Index is a “limit price”, which means that the Settlement Price for such contract for a day has increased or decreased from the previous day’s Settlement Price by the maximum amount permitted under applicable exchange rules.

(iii) Failure by the applicable exchange or other price source to announce or publish the Settlement Price for any futures contract included in the Index.

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Trading Day:	For the purposes of this confirmation, “Trading Day” means a day when

	1)	The Index Sponsor is open for business and the Dow Jones-AIG Commodity Index is calculated and published by the Index Sponsor;

	2)	The Calculation Agent in New York is open for business; and

	3)	All trading facilities on which futures contracts are traded for the commodities included in the Dow Jones-AIG Commodity Index are open for trading.

Early Redemption
Determination Date:
Any Trading Day prior to the fifth business day prior to May 29, 2007 provided Notice of Early Redemption is delivered by 9:00 a.m., New York time on such day; otherwise, the Early Redemption Determination Date shall be the immediately succeeding Trading Day.

Index End Early
Determin. Date:	The Trading Day immediately following the day on which the Index End Early Event occurs.

Early Redemption
Maturity Date:	If an Index End Early Date shall have occurred, then the Early Redemption Maturity Date shall be the fifth business day following the Index End Early Determination Date; and,

If an Early Redemption shall have been designated, then the Early Redemption Maturity Date shall be the fifth business day following the Early Redemption Determination Date,

subject in each case to a delayed maturity (in the event of Market Disruption) where the maturity date shall be fifth business day following the day on which a Settlement Price is obtained or a price is otherwise determined as set forth under the Market Disruption Provision.

Early Commodity Amount:

	CDF * FACE AMOUNT * FACTOR *	(	EARLY INDEX LEVEL INITIAL INDEX LEVEL	- 1)

Early Index Level:	The closing level of the Index (as determined on the Early Redemption Determination Date or Index End Early Determination Date, as the case may be).

Commodity Discount Factor (“CDF”):

1

1 + (CDF LIBOR * COMMODITY DAYS REMAINING) 360

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Commodity Discount Factor LIBOR

(“CDF LIBOR”):
The rate for deposits in U.S. Dollars for a period (the “Commodity Designated Maturity”) equal to Commodity Days Remaining (interpolated, if necessary, and subject to a minimum designated maturity of 1 month) which appears on the Moneyline Telerate Page 3750 (or any successor or replacement page thereof) as of 11:00 a.m., London time, on the Early Redemption Determination Date or Index End Early Determination Date, as the case may be. If such rate does not appear on the Moneyline Telerate Page 3750 (or any successor or replacement page thereof), LIBOR shall be determined by the Calculation Agent.

London Banking Days:	Any day on which dealings in deposits in United States dollars are transacted in the London interbank market.

Commodity Days Remaining:	The number of days from (but excluding) the Early Redemption Maturity Date up to (and including) May 29, 2007.

Fixed Income Discount Factor (“FIDF”):

1

1 + (FIDF LIBOR * FIXED INCOME DAYS REMAINING) 360

Fixed Income Discount Factor LIBOR
(“FIDF LIBOR”):
The rate for deposits in U.S. Dollars for a period (the “Fixed Income Designated Maturity”) equal to Fixed Income Days Remaining (interpolated, if necessary, and subject to a minimum designated maturity of 1 month) which appears on the Moneyline Telerate Page 3750 (or any successor or replacement page thereof) as of 11:00 a.m., London time, on the Early Redemption Determination Date or Index End Early Determination Date, as the case may be. If such rate does not appear on the Moneyline Telerate Page 3750 (or any successor or replacement page thereof), LIBOR shall be determined by the Calculation Agent.

Fixed Income Days Remaining:	The number of days from (but excluding) the Early Redemption Maturity Date up to (and including) the earlier of the next Interest Reset Date and May 29, 2007.

Early Fee:

	FACE AMOUNT * FACTOR * FEE *	FINAL FEE DAYS 365

Early Fee Days:	The total number of days from and excluding the Trade Date up to but including Index End Early Determination Date.

No Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

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Calculation Agent:	Goldman, Sachs & Co.
Investment Considerations
An investment in the notes involves significant risks. These risks are explained in more detail in the prospectus for the notes, including any applicable prospectus supplement, which will be made available to prospective investors upon an offering of the notes. In particular, you should note that the principal of the notes is not protected.
Disclaimers
“Dow Jones”, “AIG®”, “Dow Jones-AIG Commodity Index” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by The Goldman Sachs Group, Inc. The Certificates based on the DJ-AIGCISM, are not sponsored, endorsed, sold, or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such Certificates.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.
This material has been prepared by Goldman, Sachs & Co. This material describes a note which may not be suitable for all investors. This material is for discussion purposes only.
You agree that you will not offer, sell or deliver any of the notes in any jurisdiction except under circumstances that will result in compliance with the applicable laws thereof, and that you will take at your own expense whatever action is required to permit your purchase and resale of the notes. You understand that no action has been taken by Goldman, Sachs & Co. to permit a public offering in all jurisdictions.
The value or quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.
If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman Sachs & Co. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. If you purchase the notes within your investment advisory account, you will pay a fee in addition to the spread

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included in the notes. Please be aware that participation in any upside in the notes will be reduced by the amount of the fee that you pay on an annual basis.
If you sell your notes prior to maturity, the amount that you will realize in sale proceeds is not guaranteed and may be less than the face amount. Even if you hold onto the notes until maturity, you are not guaranteed the face amount because the issuer of the notes may default upon its obligations, either through bankruptcy or any other event; you remain exposed to the credit risk of the issuer, subject to any available guarantee. No liability is assumed by Goldman, Sachs & Co. for the non-performance of the issuer. Please note that there is no public secondary market for the notes and that no assurance can be given as to the liquidity of any trading market for the notes and that it is unlikely that a trading market for the notes will develop. Although Goldman, Sachs & Co. may from time to time make a market in the notes, neither Goldman, Sachs & Co. nor any affiliate is under any obligation to do so and market making may be discontinued at any time. Accordingly, you must be prepared to hold the notes until maturity. The issuer reserves the right to increase the size of the issue at any time.
Future returns are not guaranteed. Goldman, Sachs & Co. does not make any representations as to the future performance of the notes either in absolute terms or relative to competing investments. The price and value of the notes may go down as well as up and investors may realize losses on the notes. We, or persons involved in the preparation or issuance of this material, may from time to time have long or short positions in, buy or sell (on a principal basis or otherwise), and act as market makers in, the securities, commodities, futures, options or any other derivative or instrument identical or related to those mentioned herein (together, “investments”), and hedging activities by Goldman, Sachs & Co. relating to the notes may affect the price of such investments and the value of the notes. In addition, we or persons involved in the preparation or issuance of this material may serve as a director of a company or companies mentioned herein and we may have served as manager or co-manager of a public offering of securities by any such company within the past three years. Goldman, Sachs & Co. may, by virtue of its status as a director, underwriter, advisor or otherwise, possess or have access to non publicly available information relating to the underlying instrument(s) or the issuer(s) thereof and it shall be under no obligation to disclose such status or any public or non public information. In addition, this material does not provide information about the issuer or the underlying. Accordingly this material may not contain all information which would be material to the evaluation of the merits and risks of purchasing the notes. Further information on the notes may be obtained upon request.
Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In particular, Goldman, Sachs & Co. does not make any representations as to the appropriate accounting treatment or possible tax consequences of investing in the notes. You should obtain your own independent accounting, tax and legal advice prior to making your investment decision. Unless we have expressly agreed in writing to act as your adviser with respect to the notes, (i) we are acting in the capacity of an arm’s-length contractual counterparty in connection with the notes and not as your investment adviser or fiduciary, and (ii) you should consult your own professional investment advisor to ascertain the suitability of the notes as an investment, including such independent investigation and analysis regarding the risks, security arrangements and cash-flows associated with the notes as you deem appropriate to evaluate the merits and risks of an investment in the notes, prior to making your investment decision. This material is not intended to be used as a general guide to investing, or as a source of any specific investment recommendations, and makes no implied or express recommendations concerning the manner in which any client’s account should or would be handled, as appropriate investment strategies depend upon the client’s investment objectives.
Goldman, Sachs & Co. agrees that, subject to applicable law, any and all aspects of this material that are necessary to support any U.S. federal income tax benefits may be disclosed by a recipient of this information without Goldman, Sachs & Co. imposing any limitation of any kind.

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